

DIVISION OF
CORPORATION FINANCE
MAIL STOP 3561

July 2, 2008

Mr. Robert B. Dimond
Chief Financial Officer
Nash-Finch Company
7600 France Avenue South
Minneapolis, Minnesota 55440

> **Re:** **Nash-Finch Company**
> **Form 10-K for Fiscal Year Ended December 29, 2007**
> **Filed March 3, 2008**
> **Form 10-Q for Quarter Ended March 22, 2008**
> **Filed April 24, 2008**
> **Response Letters Dated June 2, 2008 and June 30, 2008**
> **File No. 0-00785**

Dear Mr. Dimond:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Jennifer Thompson
Branch Chief